SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 6, 2024

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated February 6, 2024 “VOLUNTARY TRADING STATEMENT AND TRADING UPDATE FOR THE SIX MONTHS ENDED 31 DECEMBER 2023”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: February 6, 2024    By: /s/ Riaan Davel
        Name: Riaan Davel
        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company” or the “Group”)

VOLUNTARY TRADING STATEMENT AND TRADING UPDATE FOR THE SIX MONTHS ENDED 31 DECEMBER 2023

DRDGOLD is in the process of finalising its results for the six months ended 31 December 2023 (“Current Reporting Period”) and shareholders are accordingly advised that the Company has reasonable certainty that for the Current Reporting Period it will report earnings per share (“EPS”) and headline earnings per share (“HEPS”) of between 65.3 cents and 71.5 cents compared to EPS and HEPS of 62.3 cents for the six months ended 31 December 2022 (“Previous Corresponding Period”), being an increase of between 5% and 15%.

The expected increase in EPS and HEPS, respectively, for the Current Reporting Period compared to the Previous Corresponding Period, are primarily due to movements in, inter alia, the following items:
1.Revenue
Group revenue increased by R319.9 million, or 12%, to R2,974.2 million (2022: R2,654.3 million).

Ergo Mining Proprietary Limited’s (“Ergo”) revenue increased by R234.5 million to R2,193.0 million (2022: R1,958.5 million), mainly due to a 22% increase in the Rand gold price received. Gold sold decreased by 8% from 2,040kg in 2022 to 1,872kg as a result of a decrease in throughput tonnages from 9.8Mt in 2022 to 8.1Mt, due to ongoing delays in the regulatory approval for 4L3 and community interference in respect of 5L27, and Ergo having to rely on legacy and clean-up sites to make up tonnes. The impact of the decrease in throughput tonnage was offset by a 15% increase in yield to 0.233g/t from 0.203g/t in 2022. The water usage license for 4L3 was received on 18 January 2024, while the construction of the pipe-column to 5L27 was completed late January 2024.

Far West Gold Recoveries Proprietary Limited's (“FWGR”) revenue increased by R85.4 million to R781.2 million (2022: R695.8 million). The 22% increase in the Rand gold price received was offset by an 8% decrease in gold sold to 663kg (2022: 722kg). The decrease in gold sold was as a result of a lower head grade from the new Driefontein 3 site than that of the depleted Driefontein 5 site, resulting in a 12% decrease in yield from 0.245g/t in 2022 to 0.215g/t.
2.Cash operating costs
The impact of the increase in revenue on earnings and headline earnings was moderated by an increase in Group cash operating costs of R257.5 million, or 14%, to R2,097.1 million (2022: R1,839.5 million).

At Ergo, cash operating costs increased by R197.8 million, or 12%, to R1,792.0 million (2022: R1,594.2 million) due to double digit increases in machine hire costs and contract reclamation costs driven by the reclamation of remnant material on legacy and clean-up sites and increased diesel prices.

At FWGR, cash operating costs increased by R59.8 million, or 24%, to R305.1 million (2022: R245.3 million) due to increases mainly in reagent usage, in particular lime and steel balls in response to the increased acidity and coarser material reclaimed from Driefontein 3. Electricity costs have also increased as a result of the reclamation of Driefontein 3 and the installation of a high shear agitator at the Driefontein 2 Plant to release more gold. Machine hire costs were higher due to the continued clean-up of Driefontein 5 and increased diesel prices.
3.Capital expenditure
Cash expenditure on capital projects increased by R687.4 million, or 177%, to R1,074.7 million (2022: R387.3 million). The significant increase was due to the establishment of the solar power plant at Ergo which is scheduled for substantial completion in March 2024, with battery storage facilities scheduled to be completed by October 2024.

4.Liquidity
As at 31 December 2023, DRDGOLD held R1,529.4 million in cash and cash equivalents compared to R2,392.2 million as at 31 December 2022 (30 June 2023: R2,471.4 million). During the Current Reporting Period, DRDGOLD had a free cash outflow (cash inflow from operating activities less cash outflow from investing activities) of R370.8 million (2022: free cash inflow of R215.4 million) after a R685.7 million increase to R1,107.2 million in investing activities (2022: R421.5 million) and paying cash dividends of R559.4 million (2022: R342.5 million). The Group remains free of any bank debt as at 31 December 2023 (30 June 2023: Rnil).

5.Production and cash operating cost per unit guidance
In the Company’s 2023 integrated annual report, published on 30 October 2023, the Company issued a production guidance for the year ended 30 June 2024 of between 165,000 ounces and 175,000 ounces. With the new reclamation sites now in operation at Ergo, DRDGOLD expects to remain within range, albeit to the lower end. Although we expect the cost pressures experienced in the first half of the financial year to ease going forward, the Group has increased its cash operating unit cost guidance from R770,000/kg to R800,000/kg.

6.Capital projects
At Ergo, the construction of the solar power plant remains on track with 14MW currently being drawn by the Ergo plant.

Specialist studies required for the environmental and water use license authorisation for the expansion of the Brakpan/Withok Tailings Storage Facility are ongoing, and we expect the design to be submitted to the Department of Water and Sanitation by the end of the 2024 financial year.

At FWGR, Phase II, to double the capacity at the Driefontein 2 Plant and build the 800 million tonne Regional Tailings Storage Facility (“RTSF”) is underway, and DRDGOLD expects the regulatory approvals required to commence construction of the RTSF to be imminent.

The financial information contained in this announcement is the responsibility of the directors of DRDGOLD, and such information has not been reviewed or reported on by the Company’s auditors.
The condensed consolidated unaudited interim results for the six months ended 31 December 2023 are expected to be published on SENS on or about Wednesday, 14 February 2024.
Johannesburg
6 February 2024

Sponsor
One Capital